Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

December 6, 2006

RE:	Educate, Inc. Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 10-Q for Fiscal Quarter Ended September 30, 2006

File No. 000-50952

Dear Mr. Spirgel,

This letter is in response to your comment letter dated November 28, 2006 concerning Educate, Inc. (“Educate” and the “Company”). Our responses have been numbered to match the comments in your letter. We have addressed your comments regarding both the Form 10-K and Form 10-Q below.

Form 10-K for Fiscal Year Ended December 31, 2005

Selected Financial Data, page 16

1.	Please present the 2003 historical consolidated financial data and delete the presentation of the 2003 pro forma consolidated financial data.

Response: The Company was formed by an investor group on June 30, 2003 (“inception”) to acquire the pre-K-12 educational services business of Laureate Education, Inc. (formerly known as Sylvan Learning Systems, Inc.) (“Laureate”). Prior to inception, we were a component of Laureate. Our 2003 historical financial statements consist of predecessor combined financial statements for the six months ending June 30, 2003 and Educate consolidated financial statements for the period from inception through December 31, 2003.

The 2003 pro forma financial statements give effect to our acquisition of the pre-K-12 business acquired from Laureate on June 30, 2003 as if such transaction occurred on January 1, 2003. The pro forma adjustments were determined in accordance with SEC regulations for the presentation of pro forma financial information following a business combination.

We first developed 2003 pro forma consolidated statements of income for presentation in the Company’s September 2004 initial public offering filed on Form S-1 to assist potential investors in understanding the recent performance of the business and to provide comparative annual financial information to the predecessor results for the years ended December 31, 2002 and 2001 in MD&A within that S-1 filing. We have also presented 2003 annual pro forma financial information in MD&A in our 2004 and 2005 Annual Reports on Form 10-K to provide a comparative base to discuss changes in results of operations relative to the year ended December 31, 2004.

We believe that presenting the 2003 pro forma consolidated financial data in the Selected Financial Data Table is consistent with our presentation elsewhere in the 10-K, is consistent with our presentation in our S-1 filing, and is relevant to users of our financial statements for the periods discussed above. We also agree that this presentation will not be as useful or relevant in our future filings due to the availability of more recent annual financial information. Therefore, we will delete the presentation of the 2003 pro forma consolidated financial data and instead present the 2003 historical consolidated financial data in future filings.

Results of Operations, page 24

2.	We note that you discuss segment operating margin in your results of operations. However, Note 16 discloses “Segment profit” as a measure of your segment’s profit. Revise your discussion of segment results of operations to correspond to your segment presentation on page 60 in accordance with FRC Section 501.06. Include a discussion of your measure of profit or loss for each reportable segment.

Response: In Note 16, we disclose “segment profit” as our measure of each segment’s profit. As we noted in our response to Comment # 8 below, this segment profit measure is equivalent to segment operating income. In the Results of Operations section, we include tables that present “revenues” by segment, “segment operating costs,” “segment profit” (again equivalent to segment operating income) and “segment operating margin,” along with a footnote that explains that segment operating margin is calculated by dividing segment profit by segment revenue. We then discuss “revenues”, “segment operating costs” and “segment operating margin” following the tables.

We note that the example presentation illustrating segment disclosure in FRR 501.06.a includes a discussion of segment revenues and segment profit in terms of dollars and percentage changes and states that “The registrant discusses sales and segment profit trends, factors explaining such trends, and where applicable, known events that will impact future results of operations of the segment.”

While we agree that we do not discuss segment profit directly, we do discuss its components, segment revenues and segment operating costs directly. We then supplement that discussion with a discussion of segment operating margin and identify the relevant trends and the factors explaining those trends.

While our discussion is slightly different in form compared to the example presentation in FRR 501.06.a, we believe we have provided an adequate and complete discussion of segment operating results consistent with FRC Section 501.06. Therefore, we believe that future revision is unnecessary.

Critical Accounting Policies and Estimates, page 30

Amortization of Intangibles and Indefinite Lived Assets, page 31

3.	We note that your disclosure did not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

Response: In future filings we will include in the discussion of our Critical Accounting Policies and Estimates quantitative as well as qualitative disclosures concerning our estimates and assumptions and their sensitivity to change, when quantitative information is reasonably available and will provide material information for investors.

Item 7.A Quantitative and Qualitative Disclosure About Market Risk, page 33

Foreign Currency Risk, page 33

4.	You state that you generally view your equity investment in foreign subsidiaries as long-term. Please tell us what makes up your equity investment in foreign subsidiaries.

Response: Our equity investment in foreign subsidiaries is comprised of our investments in the capital stock of our wholly-owned subsidiaries in Germany and Canada which together have recorded stockholders’ equity of approximately $20.6 million as of December 31, 2005.

Consolidated Statements of Income, page 38

5.	It appears that the caption “Instructional and franchise operations costs” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption “Instructional and franchise operations costs.”

Response: We confirm that the “instructional and franchise operations costs” caption excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. Depreciation and amortization is presented on a separate line item. We will revise our presentation to comply with SAB 11:B by appropriately identifying the amount of depreciation and amortization directly attributable to the generation of revenue that has been excluded from instructional and franchise operations costs in future filings.

3. Franchise-Owned Learning Center Territories, page 49

6.	Please tell us the nature and amount each intangible asset included in the identifiable indefinite-lived intangible assets of $14.3 million. Also, tell us how the fair value of each intangible asset was determined and how you considered the factors in SFAS 142 in evaluating the indefinite useful life.

Response: The indefinite-lived intangibles totaling $14.3 million include:

Tradename	$9.2 million
Franchise rights	$5.1 million

We recognized these intangible assets as a result of guidance in SFAS 142 and EITF 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination, which states that the acquirer should recognize “the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer’s recognized or unrecognized intangible assets (for example, rights to the acquirer’s trade name under a franchise agreement…“reacquired right”)” as an intangible asset apart from goodwill. We recognized tradename and franchise right intangible assets as a result of this guidance since we reacquired these rights from franchisees.

We determined the fair value of these intangible assets by using estimates of discounted cash flows using an income approach, which equates the value of an asset to the present value of its future economic benefits that can include benefits such as earnings, cost savings, tax deductions and proceeds from disposition. Our estimates of future economic benefits were primarily based on actual royalty streams generated by the acquired territory for the twelve months immediately preceding the acquisition date. The typical royalty rate paid by franchisees is 8 percent, of which half was deemed to be attributable to the tradename and half was deemed to be attributable to franchise rights.

The valuation models and methodology described above were the same as that used to determine the fair value of the intangible assets acquired by Educate from Laureate at our inception date on June 30, 2003.

In determining that the Sylvan tradename and franchise rights were indefinite, we considered the following facts, summarized below.

Tradename

Legal factors: In connection with the acquired territories there are no limitations on the legal use of the Sylvan tradename. We have registered it, we use it in conducting our operations, and we vigorously protect it. The tradename does not have a limited legal life, and accordingly there is not a renewal process or cost of renewal.

Regulatory factors: There are no known regulatory factors that would indicate a limitation of the tradename’s useful life.

Contractual factors: There are no known contractual factors that would indicate a limitation of the tradename’s useful life.

Competitive: The Sylvan name is an integral asset of our business. The Sylvan business was founded in 1979 and has become the most recognized brand name in the pre-K-12 tutoring services industry in the United States. We have limited national competitors, who generally have significantly fewer learning centers and much less brand recognition, and they concentrate their services within a smaller geographic area. In most areas served by Sylvan Learning Centers, the primary competition is from individual tutors that have not branded their services.

Other: We expect the asset to contribute to our future cash flows indefinitely. We have identified no other factors that contradicted our assessment that the tradename has an indefinite life.

Franchise Rights

Legal factors: Subject to the regulatory and contractual factors described below there are no known legal factors that would indicate a limitation of the franchise rights.

Regulatory factors: We are subject to regulation by the various states in which we sell franchises and by the Federal Trade Commission. We must file a Uniform Franchise Offering Circular (“UFOC”) each year in a state in which we maintain or sell franchises. The UFOC is a filing that describes the franchise license, the franchised business and economic considerations surrounding ownership. The cost of filing the UFOC is insignificant and has been accomplished without difficulty or objections from the various states for over 25 years.

Contractual factors: The franchise license agreement transfers the right to operate the Sylvan Learning Center business in a specified territory to a franchisee for a term that is “evergreen.” Specifically, the initial term of the license agreement is ten years, and it may be renewed by the franchisee or its successors for consecutive ten-year terms without abatement by us, unless the franchisee is in violation of the terms of the agreement. The franchisee may also sell or transfer the license to a third party with our consent. The franchisee must pay a nominal fee for each transfer to reimburse us for the background investigations and the cost of training the new franchisee. To our knowledge, no franchisee has ever decided not to renew their license agreement at the ten-year anniversary. In addition, we have determined, based on an analysis of available data for the past seven years, that the failure rate of franchise centers is less than 1% per year.

Competitive: See discussion in the “Tradename” section above regarding our business history. The educational services industry, and the tutorial services industry specifically, continue to expand as the U.S. population increases and education continues to be a significant focus of parents. Our business has expanded significantly over the past 25 years, and tutorial services are expected by economic experts to be a continuing factor in academic performance and student achievement. Because of the proven, indefinite-lived business model we have developed, and its significant operating history, it appears reasonable that the franchise rights would not be significantly affected by identifiable competitive influences at this time. In fact, even as technological advances have allowed for internet-based delivery of tutorial services, our business model has evolved to encompass supplemental internet delivery for which franchisees earn revenue subject to our license.

Other: We expect the asset to contribute to our future cash flows indefinitely. We have identified no other factors that contradicted our assessment that the franchise rights have an indefinite life.

We have concluded that, due to the fact that there are no legal, regulatory, contractual competitive or other factors that limit the useful life of the Sylvan tradename and the Sylvan franchise rights, the period for which we either directly or indirectly will benefit from future cash flows is indefinite. Accordingly, these intangible assets are considered to be indefinite-lived under SFAS 142.

16. Business and Geographic Segment Information, page 60

7.	Please tell us whether the CODM receives discrete financial information of the Online Learning Services operating segment. If so, tell us how this segment met the aggregation criteria under paragraph 17 of SFAS 131.

Response: Online Learning Services was an operating segment during 2004. In 2005, management changed the structure of our internal organization in a manner that caused the composition of our reportable segments to change. The activities of the previous Online Learning Services segment were reorganized and reassigned from its own segment to the Learning Center segment. As a result, discrete financial information of the previous Online Learning Services segment no longer exists in its prior form. For that reason, the CODM no longer receives discrete financial information of the previous Online Learning Services operating segment. The Learning Center segment is the level at which the CODM evaluates performance and allocates resources.

Online Learning Services is no longer an operating segment; therefore, the aggregation criteria are not applicable.

8.	We note the company evaluates performance and allocates resources based on operating income. However, your disclosure does not provide operating income by segment. Please revise.

Response: “Segment profit” is the same as “segment operating income.” In Note 16, we disclose “segment profit.” We will clarify our terminology in future filings by changing all references to “segment profit” to “segment operating income” in the footnotes and elsewhere in the filing, as appropriate.

Form 10-Q for Fiscal Quarters Ended September 30, 2006

3. Acquisitions, page 9

9.	It appears to us that you have allocated $3.4 million of the purchase price to an indefinite-lived intangible asset, licensing agreements (Learning Center segment). Please tell us how you considered the factors in SFAS 142 in evaluating the indefinite useful life.

Response: This intangible asset arises from our license to use intellectual property associated with the PBS television series “Reading Rainbow.”

Legal factors: There are no known legal factors that would indicate a limitation of the licensing agreement.

Regulatory factors: There are no known regulatory factors that would indicate a limitation of the licensing agreement’s useful life.

Contractual factors: The licensing agreement transfers the exclusive, worldwide right and license to use, market, distribute and make derivative works of existing Reading Rainbow material into perpetuity. The licensing agreement may be terminated by the licensor if we breach the license agreement and do not cure that breach timely, an event we consider to be remote. There is no renewal period and no additional license fees are required to maintain the license period.

There are certain limitations regarding our right to enter into digital distribution agreements (distribution of the copyrighted material by electronic means intended primarily for viewing on personal computers or wireless devices) while the Reading Rainbow television series is on the PBS Kids schedule.

We also obtained the right (and obligation) to create new Reading Rainbow material, which we will exclusively own.

Competitive: The Reading Rainbow television series was launched in 1983, and is the most-watched PBS program in the classroom, featuring a library of over 148 programs. The show has received international acclaim, garnering more than 250 awards, including a Peabody and nine Parent’s Choice Awards. In May 2005 the National Academy of Television Arts and Science recognized Reading Rainbow with four Emmys, which brought the series’ Emmy total to 24.

Reading Rainbow has exceptional brand awareness and has a considerable amount of educational content. Before we acquired the licensing rights, distribution of Reading Rainbow material was extremely limited, consisting primarily of sales of television show episodes on VHS and DVD to teachers and school libraries. After we acquired the licensing rights, we significantly expanded product sales by opening additional distribution channels, for example, “big-box” retailers, specialty retailers and wholesale clubs. We continue to open additional distribution channels. We also expanded the number of products by making derivative works of Reading Rainbow material.

Other: We expect the asset to contribute to our future cash flows indefinitely. We have identified no other factors that contradicted our assessment that the licensing agreement has an indefinite life.

We have concluded that, due to the fact that there are no legal, regulatory, contractual competitive or other factors that limit the useful life of the licensing agreement, the period for which we either directly or indirectly will benefit from future cash flows is indefinite. Accordingly, this intangible asset is considered to be indefinite-lived under SFAS 142.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions regarding this letter. Thank you.

Very truly yours,

/s/ Kevin E. Shaffer
Kevin E. Shaffer
Chief Financial Officer
Educate, Inc.